Mail Stop 0510

      March 18, 2005


via U.S. mail and facsimile

Mr. James E. Hurlbutt
Vice President - Finance
Stepan Company
Edens and Winnetka Road
Northfield, Illinois 60093


	RE: Form 10-K for the year ended December 31, 2004
                   File No. 1-4462

Dear Mr. Hurlbutt:

	We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 14

Contractual Obligations, page 25

2. Please revise your table of contractual obligations to present periods no greater than those specified Item 303(a)(5)(i) of Regulation S-K.

3. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. Please refer to SEC Release 33-8350.

Environmental and Legal Matters, page 26

4. Please tell us what consideration you gave to providing disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material. Please refer to the interpretive response to question 3 in SAB Topic 5:Y.

Financial Statements

Consolidated Statements of Cash Flows, page 36

5. Please tell us more regarding the nature of your borrowing and repayment of notes payable to banks to help us understand the appropriateness of presenting the related cash flows on a net basis along with your revolving debt.

Summary of Significant Accounting Policies, page 38

Property, Plant and Equipment, page 39

6. Please breakout the machinery and equipment line item into smaller and more meaningful components. In addition, the range of useful lives for your machinery and equipment of 3 to 15 years is very broad. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.

Revenue Recognition, page 39

7. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the marketing and administrative line items. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
a. in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
b. in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as marketing or administrative expenses.

Note 2 - Goodwill and Other Intangible Assets, page 45

8. Please revise your disclosure to break out trademarks, customer lists, and know-how separately as these appear to be separate intangible asset classes. Please refer to paragraph 44(a)(1) of SFAS
142.

9. Please briefly disclose the nature of your capitalized know-how.

Note 13 - Contingencies, page 60

10. Please revise your disclosure to clarify whether the estimated range of possible environmental and legal losses of $8.8 million to
$40.1 million represents the range of possible losses in excess of amounts already accrued.

11. Please revise your disclosure to clarify whether you believe that environmental and legal matters related to sites for which estimates cannot be made will have a material effect on your cash flows and results of operations.

Note 15 - Segment Reporting, page 64

12. Please disclose the nature of your corporate manufacturing expenses and why you do not allocate them to your reportable segments.


*    *    *    *



      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 942-
2926
or to the undersigned, at (202) 942-1774.


    						Sincerely,



							Rufus Decker
							Branch Chief
??

??

??

??

Mr. James E. Hurlbutt
March 18, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE